UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Starco Brands, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

85526F201

(CUSIP Number)

December 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85526F201	13 G

1	NAMES OF REPORTING PERSONS. Upfront VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 23,594,338 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 23,594,338 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,594,338 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This statement on Schedule 13G is filed by Upfront VI, L.P., a Delaware limited partnership (“Upfront VI”), Upfront VI Partners, L.P. (“Upfront VI Partners”), Upfront GP VI, LLC, a Delaware limited liability company (“Upfront GP VI”), Upfront Ventures Management, LLC, a Delaware limited liability company (“Upfront Management”) and Mark Suster (“Suster” and, together with Upfront VI, Upfront VI Partners, Upfront GP VI, Upfront Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares held directly by Upfront VI.

(3)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2023.

CUSIP NO. 85526F201	13 G

1	NAMES OF REPORTING PERSONS. Upfront VI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 182,944 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 182,944 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,944 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares held directly by Upfront VI Partners.
(3)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2023.

CUSIP NO. 85526F201	13 G

1	NAMES OF REPORTING PERSONS. Upfront GP VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 23,777,282 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 23,777,282 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,777,282 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares held directly by Upfront VI and Upfront VI Partners.
(3)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2023.

CUSIP NO. 85526F201	13 G

1	NAMES OF REPORTING PERSONS. Upfront Ventures Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 23,777,282 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 23,777,282 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,777,282 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares held directly by Upfront VI and Upfront VI Partners.
(3)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2023.

CUSIP NO. 85526F201	13 G

1	NAMES OF REPORTING PERSONS. Mark Suster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 23,777,282 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 23,777,282 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,777,282 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares held directly by Upfront VI and Upfront VI Partners.
(3)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2023.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”), of Starco Brands, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:

Starco Brands, Inc.

Address of Issuer’s Principal Executive Offices:

250 26th Street, Suite 200

Santa Monica, CA 90402

Item 2

(a)	Name of Person(s) Filing:

Upfront VI L.P. (“Upfront VI”)

Upfront VI Partners, L.P. (“Upfront VI Partners”)

Upfront GP VI, LLC (“Upfront GP VI”)

Upfront Ventures Management, LLC (“Upfront Management”)

Mark Suster (“Suster”)

(b)	Address of Principal Business Office:

1314 7th Street

Santa Monica, CA 90401

(b)	Citizenship:

All entities were organized in Delaware.

All individuals are United States citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

85526F201

Item 3	Not applicable.

Item 4	Ownership.

Reporting Persons	Common Stock Held Directly (1)	Sole Voting Power	Sole Dispositive Power	Shared Voting Power (2)	Shared Dispositive Power (2)	Beneficial Ownership (2)	Percentage of Class (3)
Upfront VI	23,594,338	0	0	23,594,338	23,594,338	23,594,338	8.3%
Upfront VI Partners	182,944			182,944	182,944	182,944	0.1%
Upfront GP VI	0	0	0	23,777,282	23,777,282	23,777,282	8.3%
Upfront Management	0	0	0	23,777,282	23,777,282	23,777,282	8.3%
Suster	0	0	0	23,777,282	23,777,282	23,777,282	8.3%

(1)	Consists of shares held directly by Upfront VI and Upfront VI Partners.

(2)	Upfront GP VI is the general partner of Upfront VI and Upfront VI Partners. Upfront Management is the managing member of Upfront GP VI. Suster controls Upfront Management. As such, Suster, Upfront Management and Upfront GP VI possess power to direct the voting and disposition of the shares owned by Upfront VI and Upfront VI Partners, and they may be deemed to have indirect beneficial ownership of the shares held by Upfront VI and Upfront VI Partners. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of February 14, 2023.

(3)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2023.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

UPFRONT VI, L.P.

By: Upfront GP VI, LLC
Its: General Partner

By: Upfront Ventures Management, LLC
Its: Managing Member

By:	/s/ Dana Kibler
Name:	Dana Kibler
Title:	Chief Financial Officer

UPFRONT VI PARTNERS, L.P.

By: Upfront GP VI, LLC
Its: General Partner

By: Upfront Ventures Management, LLC
Its: Managing Member

By:	/s/ Dana Kibler
Name:	Dana Kibler
Title:	Chief Financial Officer

UPFRONT GP VI, LLC

By: Upfront Ventures Management, LLC
Its: Managing Member

By:	/s/ Dana Kibler
Name:	Dana Kibler
Title:	Chief Financial Officer

UPFRONT VENTURES MANAGEMENT, LLC

By:	/s/ Dana Kibler
Name:	Dana Kibler
Title:	Chief Financial Officer

/s/ Mark Suster
MARK SUSTER